Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.


06018425

November 8, 2006

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

ⓘnvestor

Disclosure notice

Stockholm, November 7, 2006

Investor's share of the voting rights and capital in Scania has changed through the purchase of 820,000 A-shares and the sale of 490,893 B-shares.

After these transactions, Investor's holding in Scania now amounts to 22,006,757 A-shares. Investor's holding in Scania, calculated in accordance with the recommendations of the Swedish Industry and Stock Exchange Committee (NBK), now amounts to 20.01 percent of the voting rights and 11.00 percent of the share capital. On September 30, 2006, Investor's holding in Scania amounted to 19.3 percent of the votes and 10.8 percent of the capital.

"We have increased our stake in Scania to mark our continued belief in the company's strong prospects and our commitment to find the best industrial solution for Scania, in the best interest of all its shareholders, in the context of the discussions around potential combinations," commented Investor CEO Börje Ekholm.

INVESTOR AB

For further information:

Fredrik Lindgren, Head of Corporate Communications,
+46 8 614 2031, +46 73 524 2031

Oscar Stege Unger, Investor Relations Manager,
+46 8 614 20 59, +46 70 624 20 59

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including Ericsson, SEB and Atlas Copco. Investor also conducts private equity activities in the United States, Northern Europe and Asia..